FINANCIAL SUMMARY

FY2016

(April 1, 2015 through March 31, 2016)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2016 Consolidated Financial Results

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

May 11, 2016

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	:	7203
URL	:	http://www.toyota.co.jp
Representative	:	Akio Toyoda, President
Contact person	:	Yasushi Kyoda, General Manager, Accounting Division Tel. (0565)28-2121
Date of the ordinary general shareholders’ meeting	:	June 15, 2016
Payment date of cash dividends	:	June 2, 2016
Filing date of financial statements	:	June 24, 2016
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen for consolidated results)

1.	Consolidated Results for FY2016 (April 1, 2015 through March 31, 2016)

(1)	Consolidated financial results

	(% of change from previous year)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2016	28,403,118	4.3	2,853,971	3.8	2,983,381	3.1	2,312,694	6.4
FY2015	27,234,521	6.0	2,750,564	20.0	2,892,828	18.5	2,173,338	19.2

Note:  Comprehensive income    FY2016    1,517,486 million yen ( -53.9%),    FY2015    3,294,275 million yen ( 13.9%)

	Net income attributable to Toyota Motor Corporation per common share – Basic	Net income attributable to Toyota Motor Corporation per common share – Diluted	Ratio of net income attributable to Toyota Motor Corporation to Toyota Motor Corporation shareholders’ equity	Ratio of income before income taxes and equity in earnings of affiliated companies to total assets	Ratio of operating income to net revenues
	Yen	Yen	%	%	%
FY2016	741.36	735.36	13.8	6.3	10.0
FY2015	688.02	687.66	13.9	6.5	10.1

Reference:  Equity in earnings of affiliated companies    FY2016    329,099 million yen,    FY2015    308,545 million yen

(2)	Consolidated financial position

	Total assets	Mezzanine equity and Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity	Toyota Motor Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
FY2016	47,427,597	18,088,186	16,746,935	35.3	5,513.08
FY2015	47,729,830	17,647,329	16,788,131	35.2	5,334.96

(3)	Consolidated cash flows

	From operating activities	From investing activities	From financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
FY2016	4,460,857	-3,182,544	-423,571	2,939,428
FY2015	3,685,753	-3,813,490	306,045	2,284,557

2.	Cash Dividends

	Annual cash dividends per common share					Total amount of cash dividends (annual)	Dividends payout ratio (consolidated)	Ratio of total amount of dividends to Toyota Motor Corporation shareholders’ equity (consolidated)
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen	Million yen	%	%
FY2015	—	75.00	—	125.00	200.00	631,308	29.0	4.0
FY2016	—	100.00	—	110.00	210.00	645,520	28.3	3.9
FY2017 (forecast)	—	—	—	—	—		—

Note:	Please refer to “Reference: Cash Dividends on Class Shares” for information regarding cash dividends on class shares, which are unlisted and have different rights from common stock.

3.	Forecast of Consolidated Results for FY2017 (April 1, 2016 through March 31, 2017)

	(% of change from FY2016)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per common share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	26,500,000	-6.7	1,700,000	-40.4	1,900,000	-36.3	1,500,000	-35.1	490.51

Note:	This forecast does not include the effects of suspension of operations on vehicle assembly lines in Japan, resulting from the Kumamoto Earthquake that struck Japan’s island of Kyushu in April 2016.

Notes

(1)	Changes in significant subsidiaries during FY2016

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Changes in accounting principles, procedures, and disclosures during FY2016

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (2)-(i) above: none

Note: For more details, please see page 15 “(6) Summary of Significant Accounting Policies.”

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each fiscal year (including treasury stock):
FY2016 3,337,997,492 shares, FY2015 3,417,997,492 shares

(ii)	Number of treasury stock at the end of each fiscal year: FY2016 300,321,622 shares, FY2015 271,183,861 shares

(iii)	Average number of shares issued and outstanding in each fiscal year: FY2016 3,111,306,060 shares, FY2015 3,158,851,116 shares

Reference: Overview of the Unconsolidated Financial Results

FY2016 Unconsolidated Financial Results

(Unconsolidated financial information has been prepared in accordance with Japanese generally accepted accounting principles)

English translation from the original Japanese-language document

(Amounts less than one million yen are omitted for unconsolidated results)

1.	Unconsolidated Results for FY2016 (April 1, 2015 through March 31, 2016)

(1)	Unconsolidated financial results

	(% of change from previous year)
	Net revenues		Operating income		Ordinary income		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2016	11,585,822	3.4	1,402,126	10.3	2,284,091	7.5	1,810,370	7.1
FY2015	11,209,414	1.5	1,270,664	0.1	2,125,104	15.6	1,690,679	19.3

	Net income per common share – Basic		Net income per common share – Diluted
	Yen		Yen
FY2016	581.08		575.64
FY2015	535.22		534.95

(2) Unconsolidated financial position
	Total assets		Net assets		Equity ratio		Net assets per common share
	Million yen		Million yen		%		Yen
FY2016	16,100,209		10,859,443		67.4		3,417.07
FY2015	15,128,623		10,184,271		67.3		3,235.44

Reference: Equity at the end of FY2016: 10,857,883 million yen, Equity at the end of FY2015: 10,181,339 million yen

2.	Forecast of Unconsolidated Results for FY2017 (April 1, 2016 through March 31, 2017)

	(% of change from FY2016)
	Net revenues		Operating income		Ordinary income		Net income		Net income per common share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	11,200,000	-3.3	560,000	-60.1	1,390,000	-39.1	1,200,000	-33.7	393.41

Note:	This forecast does not include the effects of suspension of operations on vehicle assembly lines in Japan, resulting from the Kumamoto Earthquake that struck Japan’s island of Kyushu in April 2016.

Information Regarding the Audit Procedures

At the time of disclosure of this report, the procedures for audit of financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Consolidated financial information in this report is prepared in accordance with U.S. generally accepted accounting principles.

Reference: Cash Dividends on Class Shares

Cash dividends on class shares, which have different rights from common stock, are as follows:

Annual cash dividends per First Series Model AA Class Share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2016	—	26.00	—	26.00	52.00
FY2017 (forecast)	—	—	—	—	—

Note:	The First Series Model AA Class Shares were issued in July 2015.

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

1.	Financial Results and Position

(1) Consolidated Financial Results for FY2016

Financial Results

Reviewing the general economic environment for FY2016 (April 1, 2015 through March 31, 2016), with respect to the world economy, the U.S. economy has seen ongoing recovery mainly due to steady progress of personal consumption, and the European economy has seen a moderate recovery in the eurozone. Meanwhile, weaknesses have been seen in China and other Asian emerging countries. The Japanese economy has been on a moderate recovery as a whole, while weakness could be seen in personal consumption and other areas.

For the automobile industry, although markets have progressed in a steady manner, especially in the U.S., markets in some emerging countries have become stagnant, and the Japanese market has slowed down mainly in the sales of mini-vehicles due to the tax increase. Meanwhile, the development of automated driving technology, as well as efforts toward improvement in environmental friendliness and safety, has made significant progress.

Under these conditions, consolidated vehicle unit sales in Japan and overseas decreased by 291 thousand units, or 3.2%, to 8,681 thousand units in FY2016 compared with FY2015 (April 1, 2014 through March 31, 2015). Vehicle unit sales in Japan decreased by 95 thousand units, or 4.4%, to 2,059 thousand units in FY2016 compared with FY2015 under the declined market in Japan. However, with the efforts of dealers nationwide, Toyota and Lexus brands’ market share excluding mini-vehicles was 46.8%, and market share (including Daihatsu and Hino brands) including mini-vehicles was 43.2%, each remaining at as high a level as in FY2015. Meanwhile, overseas vehicle unit sales decreased by 196 thousand units, or 2.9%, to 6,622 thousand units in FY2016 compared with FY2015, because of decline in sales in Asia and the Middle East despite sales expansion in North America.

As for the results of operations, net revenues increased by 1,168.5 billion yen, or 4.3%, to 28,403.1 billion yen in FY2016 compared with FY2015, and operating income increased by 103.4 billion yen, or 3.8%, to 2,853.9 billion yen in FY2016 compared with FY2015. The factors contributing to an increase in operating income were cost reduction efforts of 390.0 billion yen, the effects of changes in exchange rates of 160.0 billion yen, and other factors of 13.4 billion yen. On the other hand, the factors contributing to a decrease in operating income were the increase in expenses and others of 340.0 billion yen, and the effects of marketing activities of 120.0 billion yen. Income before income taxes and equity in earnings of affiliated companies increased by 90.5 billion yen, or 3.1%, to 2,983.3 billion yen in FY2016 compared with FY2015. Net income attributable to Toyota Motor Corporation increased by 139.3 billion yen, or 6.4%, to 2,312.6 billion yen in FY2016 compared with FY2015.

Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations increased by 915.2 billion yen, or 3.7%, to 25,977.4 billion yen in FY2016 compared with FY2015, and operating income increased by 123.6 billion yen, or 5.3%, to 2,448.9 billion yen in FY2016 compared with FY2015. The increase in operating income was mainly due to cost reduction efforts and the effects of changes in exchange rates.

(ii) Financial services:

Net revenues for the financial services operations increased by 235.0 billion yen, or 14.2%, to 1,896.2 billion yen in FY2016 compared with FY2015. However, operating income decreased by 22.6 billion yen, or 6.2%, to 339.2 billion yen in FY2016 compared with FY2015. The decrease in operating income was mainly due to the decrease in valuation gains on interest rate swaps stated at fair value in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses decreased by 78.4 billion yen, or 6.2%, to 1,177.3 billion yen in FY2016 compared with FY2015. However, operating income increased by 0.8 billion yen, or 1.3%, to 66.5 billion yen in FY2016 compared with FY2015.

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Geographic Information

(i) Japan:

Net revenues in Japan increased by 355.6 billion yen, or 2.5%, to 14,759.4 billion yen in FY2016 compared with FY2015, and operating income increased by 106.0 billion yen, or 6.7%, to 1,677.5 billion yen in FY2016 compared with FY2015. The increase in operating income was mainly due to cost reduction efforts and the effects of changes in exchange rates.

(ii) North America:

Net revenues in North America increased by 1,374.3 billion yen, or 14.2%, to 11,051.9 billion yen in FY2016 compared with FY2015. However, operating income decreased by 55.7 billion yen, or 9.5%, to 528.8 billion yen in FY2016 compared with FY2015. The decrease in operating income was mainly due to the increase in expenses and others, and the effects of changes in exchange rates.

(iii) Europe:

Net revenues in Europe decreased by 186.9 billion yen, or 6.6%, to 2,661.3 billion yen in FY2016 compared with FY2015, and operating income decreased by 8.7 billion yen, or 10.7%, to 72.4 billion yen in FY2016 compared with FY2015.

(iv) Asia:

Net revenues in Asia increased by 22.6 billion yen, or 0.5%, to 5,003.8 billion yen in FY2016 compared with FY2015, and operating income increased by 27.4 billion yen, or 6.5%, to 449.1 billion yen in FY2016 compared with FY2015. The increase in operating income was mainly due to the effects of changes in exchange rates and cost reduction efforts.

(v) Other (Central and South America, Oceania, Africa and the Middle East):

Net revenues in other regions decreased by 239.0 billion yen, or 9.8%, to 2,210.2 billion yen in FY2016 compared with FY2015, and operating income decreased by 2.6 billion yen, or 2.3%, to 108.9 billion yen in FY2016 compared with FY2015.

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(2) Consolidated Financial Position for FY2016

Net cash flows from operating activities resulted in an increase in cash by 4,460.8 billion yen in FY2016. Net cash provided by operating activities increased by 775.1 billion yen from 3,685.7 billion yen in FY2015. Net cash flows from investing activities resulted in a decrease in cash by 3,182.5 billion yen in FY2016. Net cash used in investing activities decreased by 630.9 billion yen from 3,813.4 billion yen in FY2015. Net cash flows from financing activities resulted in a decrease in cash by 423.5 billion yen in FY2016. Net cash provided by financing activities decreased by 729.6 billion yen from 306.0 billion yen in FY2015. After taking into account the effect of changes in exchange rates, cash and cash equivalents increased by 654.8 billion yen, or 28.7%, to 2,939.4 billion yen at the end of FY2016 compared with the end of FY2015.

Regarding the consolidated cash flows by segment for FY2016, in non-financial services business, net cash provided by operating activities was 3,268.2 billion yen, net cash used in investing activities was 1,521.4 billion yen and net cash used in financing activities was 967.4 billion yen. Meanwhile, in the financial services business, net cash provided by operating activities was 1,241.1 billion yen, net cash used in investing activities was 1,721.1 billion yen and net cash provided by financing activities was 555.2 billion yen.

(3) Basic Policy on the Distribution of Profits and the Distribution of Profits for FY2016

Toyota Motor Corporation (“TMC”) deems the benefit of its shareholders as one of its priority management policies, and it is working to improve corporate structure towards the realization of sustainable growth in order to enhance its corporate value.

TMC will strive to continue to pay stable dividends on common shares with a consolidated dividend payout ratio of 30% while giving due consideration to factors such as business results for each term, investment plans and its cash reserves. TMC will pay dividends on the First Series Model AA Class Shares in accordance with a prescribed calculation method.

Furthermore, through repurchasing shares, TMC will return capital to shareholders and promote capital efficiency and agile capital policy in view of the business environment.

In order to successfully compete in this highly competitive industry, TMC plans to utilize its internal funds for the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and sense of security.

Considering these factors, with respect to the dividends for FY2016, TMC has determined to pay a year-end dividend of 110 yen per common share by a resolution of the board of directors pursuant to TMC’s articles of incorporation. As a result, combined with the interim dividend of 100 yen per common share, the annual dividend will be 210 yen per common share, and the total amount of the dividends on common shares for the year will be 645.5 billion yen.

In FY2016, TMC repurchased approximately 39 million common shares, for an aggregate purchase price of approximately 293.3 billion yen, in order to return to shareholders the profits derived from Toyota’s business operations in the fiscal year ended March 31, 2015 and repurchased approximately 23 million common shares, for an aggregate purchase price of approximately 139.3 billion yen, in order to return to shareholders the profits derived from Toyota’s business operations in the interim period ended September 30, 2015.

In addition, in FY2016, TMC repurchased approximately 47 million common shares, for an aggregate purchase price of approximately 349.9 billion yen, in order to avoid dilution of common shares as a result of the issuance of the First Series Model AA Class Shares.

Furthermore, TMC has determined to repurchase approximately 100 million common shares (maximum), for an aggregate purchase price of approximately 500.0 billion yen (maximum), in order to return to shareholders the profits derived from TMC’s business operations in the second half of the fiscal year ended March 31, 2016 by a resolution of the board of directors on May 11, 2016.

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(4) Forecast of Consolidated Financial Results for FY2017

As for our future business environment, the U.S. is expected to continue recovering and Europe, chiefly in the eurozone, is expected to continue its moderate recovery. Meanwhile, China and other emerging countries are showing a risk of a slowdown. The Japanese economy is expected to recover gradually, supported by continuing improvements in employment and income conditions, although attention needs to be paid to an economic decline caused by a slowdown in emerging countries. The automotive market is expected to progress steadily in developed countries, though concerns over slowdowns in emerging countries continue. In addition, measures to respond to environmental and fuel consumption regulations in various countries and to reinforce efforts toward the development of safety technologies are required, while companies in other businesses are newly venturing into the development of automated driving technology. Fierce competition is thus intensifying on a global scale.

Under these circumstances, the current forecast of consolidated financial results for the next fiscal year ending March 31, 2017 is set forth below. This forecast assumes average exchange rates through the fiscal year of 105 yen per US$1 and 120 yen per 1 euro. This forecast does not include the effects of suspension of operations on vehicle assembly lines in Japan, resulting from the Kumamoto Earthquake that struck Japan’s island of Kyushu in April 2016.

Forecast of consolidated results for FY2017

Net revenues	26,500.0 billion yen	(a decrease of 6.7% compared with FY2016)
Operating income	1,700.0 billion yen	(a decrease of 40.4% compared with FY2016)
Income before income taxes and equity in earnings of affiliated companies	1,900.0 billion yen	(a decrease of 36.3% compared with FY2016)
Net income attributable to Toyota Motor Corporation	1,500.0 billion yen	(a decrease of 35.1% compared with FY2016)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

2.	Management Policy

(1) Toyota’s Basic Management Policy

“Management Policy” has been omitted, as there were no significant changes from the matters disclosed in the “Financial Summary” for the fiscal year ended March 31, 2012 (released on May 9, 2012).

The aforementioned information is available on the following Web sites.

Toyota Web site:

http://www.toyota.co.jp

Japan Exchange Group, Inc. Web site (listed company information page):

http://www.jpx.co.jp/listing/co-search/index.html

(2) Medium- and Long-term Management Strategy

Toyota intends to steadily progress toward the realization of the Toyota Global Vision through sustainable growth based on the following policies:

First, we intend to contribute to the realization of a future mobility society through pioneering technologies, products and businesses. We will develop human resources who will foresee the future and courageously take on new challenges.

Second, we intend to reinforce true competitiveness in order to grow as steadily as a tree adding annual growth rings. We will thoroughly improve quality, establish new working methods to sincerely engage with “customers and cars,” and enhance our crisis management abilities for responding to crises of every type.

In order to realize the above vision, we reorganized our corporate structure in April 2016 to establish a three-part structure: product-based in-house companies, region-based business units, and the head office. At the product-based in-house companies, streamlined operation from planning through manufacturing enables quick and independent decision-making. Within the region-based business units, we aim to build even more regional operations. The head office will work to formulate a medium- to long-term vision and management strategy, including an appropriate allocation of resources, with an eye toward the future.

Based on these initiatives, Toyota will contribute to “enriching lives of communities” by providing “ever-better cars.” This is expected to encourage more customers to purchase Toyota cars and thereby lead to the establishment of a stable business base. By perpetuating this cycle, we will aim to realize sustainable growth and enhance corporate value. In addition, through full observance of corporate ethics such as compliance with applicable laws and regulations, Toyota will fulfill its social responsibilities.

3.	Basic Concept Regarding the Selection of Accounting Standards

Toyota prepares its consolidated financial statements in accordance with U.S. generally accepted accounting principles due to the listing of Toyota’s common stock on the New York Stock Exchange.

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

4.	Consolidated Production and Sales

(1) Production

		(Units)
Business segment		FY2015 (For the year ended March 31, 2015)	FY2016 (For the year ended March 31, 2016)	Increase (Decrease)
Automotive	Japan	4,124,593	3,980,576	(144,017)
	North America	1,932,618	1,970,053	37,435
	Europe	556,462	564,934	8,472
	Asia	1,829,048	1,605,345	(223,703)
	Other	487,166	454,991	(32,175)

	Total	8,929,887	8,575,899	(353,988)

Other	Housing	5,404	5,604	200

Note:	1 Production in “Automotive” indicates production units of new vehicles.
2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)

		(Units)
Business segment		FY2015 (For the year ended March 31, 2015)	FY2016 (For the year ended March 31, 2016)	Increase (Decrease)
Automotive	Japan	2,153,694	2,059,093	(94,601)
	North America	2,715,173	2,839,229	124,056
	Europe	859,038	844,412	(14,626)
	Asia	1,488,922	1,344,836	(144,086)
	Other	1,755,037	1,593,758	(161,279)

	Total	8,971,864	8,681,328	(290,536)

Other	Housing	5,935	5,751	(184)

Note:	1 Sales in “Automotive” indicates sales units of new vehicles.
2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

5.	Breakdown of Consolidated Net Revenues

		(Yen in millions)
Business segment		FY2015 (For the year ended March 31, 2015)	FY2016 (For the year ended March 31, 2016)	Increase (Decrease)
Automotive	Vehicles	21,557,684	22,267,136	709,452
	Parts and components for overseas production	402,864	493,499	90,635
	Parts and components for after service	1,921,764	2,042,623	120,859
	Other	1,123,912	1,120,555	(3,357)

	Total	25,006,224	25,923,813	917,589

Financial Services	—	1,621,685	1,854,007	232,322

Other	Housing	152,726	158,527	5,801
	Telecommunications	49,547	50,531	984
	Other	404,339	416,240	11,901

	Total	606,612	625,298	18,686

Total		27,234,521	28,403,118	1,168,597

Note:	The amounts represent net revenues from external customers.

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

6.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Yen in millions)
	FY2015 (March 31, 2015)	FY2016 (March 31, 2016)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	2,284,557	2,939,428	654,871
Time deposits	149,321	1,032,034	882,713
Marketable securities	2,782,099	1,511,389	(1,270,710)
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥40,849 million at March 31, 2015 and ¥83,969 million at March 31, 2016	2,108,660	2,000,149	(108,511)
Finance receivables, net	6,269,862	5,912,684	(357,178)
Other receivables	420,708	451,406	30,698
Inventories	2,137,618	2,061,511	(76,107)
Deferred income taxes	978,179	967,607	(10,572)
Prepaid expenses and other current assets	805,393	1,333,345	527,952

Total current assets	17,936,397	18,209,553	273,156

Noncurrent finance receivables, net	9,202,531	8,642,947	(559,584)
Investments and other assets:
Marketable securities and other securities investments	7,632,126	7,439,799	(192,327)
Affiliated companies	2,691,460	2,631,612	(59,848)
Employees receivables	45,206	32,998	(12,208)
Other	926,391	730,271	(196,120)

Total investments and other assets	11,295,183	10,834,680	(460,503)

Property, plant and equipment:
Land	1,354,815	1,352,904	(1,911)
Buildings	4,282,839	4,311,895	29,056
Machinery and equipment	10,945,377	10,945,267	(110)
Vehicles and equipment on operating leases	5,199,986	5,652,622	452,636
Construction in progress	581,412	513,953	(67,459)

Total property, plant and equipment, at cost	22,364,429	22,776,641	412,212

Less – Accumulated depreciation	(13,068,710)	(13,036,224)	32,486

Total property, plant and equipment, net	9,295,719	9,740,417	444,698

Total assets	47,729,830	47,427,597	(302,233)

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Yen in millions)
	FY2015 (March 31, 2015)	FY2016 (March 31, 2016)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	5,048,188	4,698,134	(350,054)
Current portion of long-term debt	3,915,304	3,822,954	(92,350)
Accounts payable	2,410,588	2,389,515	(21,073)
Other payables	913,013	1,040,277	127,264
Accrued expenses	2,668,666	2,726,120	57,454
Income taxes payable	348,786	343,325	(5,461)
Other current liabilities	1,126,951	1,104,131	(22,820)

Total current liabilities	16,431,496	16,124,456	(307,040)

Long-term liabilities:
Long-term debt	10,014,395	9,772,065	(242,330)
Accrued pension and severance costs	880,293	904,911	24,618
Deferred income taxes	2,298,469	2,046,089	(252,380)
Other long-term liabilities	457,848	491,890	34,042

Total long-term liabilities	13,651,005	13,214,955	(436,050)

Total liabilities	30,082,501	29,339,411	(743,090)

Mezzanine equity
Model AA Class Shares, no par value, authorized: 0 share at March 31, 2015 and 150,000,000 shares at March 31, 2016 issued: 0 share at March 31, 2015 and 47,100,000 shares at March 31, 2016	—	479,779	479,779

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2015 and March 31, 2016 issued: 3,417,997,492 shares at March 31, 2015 and 3,337,997,492 shares at March 31, 2016	397,050	397,050	—
Additional paid-in capital	547,054	548,161	1,107
Retained earnings	15,591,947	16,794,240	1,202,293
Accumulated other comprehensive income (loss)	1,477,545	610,768	(866,777)
Treasury stock, at cost, 271,183,861 shares at March 31, 2015 and 300,321,622 shares at March 31, 2016	(1,225,465)	(1,603,284)	(377,819)

Total Toyota Motor Corporation shareholders’ equity	16,788,131	16,746,935	(41,196)

Noncontrolling interests	859,198	861,472	2,274

Total shareholders’ equity	17,647,329	17,608,407	(38,922)

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	47,729,830	47,427,597	(302,233)

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(2) Consolidated Statements of Income and

      Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	(Yen in millions)
	FY2015 (For the year ended March 31, 2015)	FY2016 (For the year ended March 31, 2016)	Increase (Decrease)
Net revenues:
Sales of products	25,612,836	26,549,111	936,275
Financing operations	1,621,685	1,854,007	232,322

Total net revenues	27,234,521	28,403,118	1,168,597

Costs and expenses:
Cost of products sold	20,916,362	21,456,086	539,724
Cost of financing operations	925,314	1,149,379	224,065
Selling, general and administrative	2,642,281	2,943,682	301,401

Total costs and expenses	24,483,957	25,549,147	1,065,190

Operating income	2,750,564	2,853,971	103,407

Other income (expense):
Interest and dividend income	147,122	157,862	10,740
Interest expense	(22,871)	(35,403)	(12,532)
Foreign exchange gain (loss), net	88,140	(5,573)	(93,713)
Other income (loss), net	(70,127)	12,524	82,651

Total other income (expense)	142,264	129,410	(12,854)

Income before income taxes and equity in earnings of affiliated companies	2,892,828	2,983,381	90,553

Provision for income taxes	893,469	878,269	(15,200)
Equity in earnings of affiliated companies	308,545	329,099	20,554

Net income	2,307,904	2,434,211	126,307

Less – Net income attributable to noncontrolling interests	(134,566)	(121,517)	13,049

Net income attributable to Toyota Motor Corporation	2,173,338	2,312,694	139,356

Note:

Net income attributable to common shareholders for the fiscal year ended March 31, 2016 is 2,306,607 million yen, which is derived by deducting dividend and accretion to Model AA Class Shares of 6,087 million yen from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	688.02	741.36	53.34
Diluted	687.66	735.36	47.70

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2015 (For the year ended March 31, 2015)	FY2016 (For the year ended March 31, 2016)	Increase (Decrease)
Net income	2,307,904	2,434,211	126,307
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	404,352	(395,352)	(799,704)
Unrealized gains (losses) on securities	577,703	(312,192)	(889,895)
Pension liability adjustments	4,316	(209,181)	(213,497)

Total other comprehensive income (loss)	986,371	(916,725)	(1,903,096)

Comprehensive income	3,294,275	1,517,486	(1,776,789)

Less – Comprehensive income attributable to noncontrolling interests	(171,553)	(71,569)	99,984

Comprehensive income attributable to Toyota Motor Corporation	3,122,722	1,445,917	(1,676,805)

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Consolidated Statements of Shareholders’ Equity

	(Yen in millions)
	FY2015 (For the year ended March 31, 2015)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2014	397,050	551,308	14,116,295	528,161	(1,123,666)	14,469,148	749,839	15,218,987

Equity transaction with noncontrolling interests and other		(422)				(422)	7,101	6,679
Comprehensive income:
Net income			2,173,338			2,173,338	134,566	2,307,904
Other comprehensive income (loss)
Foreign currency translation adjustments				380,448		380,448	23,904	404,352
Unrealized gains (losses) on securities				567,002		567,002	10,701	577,703
Pension liability adjustments				1,934		1,934	2,382	4,316

Total comprehensive income						3,122,722	171,553	3,294,275

Dividends paid to Toyota Motor Corporation common shareholders			(554,933)			(554,933)		(554,933)
Dividends paid to noncontrolling interests							(69,295)	(69,295)
Repurchase of treasury stock					(360,233)	(360,233)		(360,233)
Reissuance of treasury stock		(2,136)	(23,290)		137,275	111,849		111,849
Retirement of treasury stock		(1,696)	(119,463)		121,159	—		—

Balances at March 31, 2015	397,050	547,054	15,591,947	1,477,545	(1,225,465)	16,788,131	859,198	17,647,329

	(Yen in millions)
	FY2016 (For the year ended March 31, 2016)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2015	397,050	547,054	15,591,947	1,477,545	(1,225,465)	16,788,131	859,198	17,647,329

Equity transaction with noncontrolling interests and other		1,972	(97)			1,875	3,834	5,709
Comprehensive income:
Net income			2,312,694			2,312,694	121,517	2,434,211
Other comprehensive income (loss)
Foreign currency translation adjustments				(362,965)		(362,965)	(32,387)	(395,352)
Unrealized gains (losses) on securities				(302,620)		(302,620)	(9,572)	(312,192)
Pension liability adjustments				(201,192)		(201,192)	(7,989)	(209,181)

Total comprehensive income						1,445,917	71,569	1,517,486

Accretion to Mezzanine equity			(3,638)			(3,638)		(3,638)
Dividends to Toyota Motor Corporation class shareholders			(2,449)			(2,449)		(2,449)

Dividends paid to Toyota Motor Corporation common shareholders			(704,728)			(704,728)		(704,728)
Dividends paid to noncontrolling interests							(73,129)	(73,129)
Repurchase of treasury stock					(782,871)	(782,871)		(782,871)
Reissuance of treasury stock		183			4,515	4,698		4,698
Retirement of treasury stock		(1,048)	(399,489)		400,537	—		—

Balances at March 31, 2016	397,050	548,161	16,794,240	610,768	(1,603,284)	16,746,935	861,472	17,608,407

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(4) Consolidated Statements of Cash Flows

	(Yen in millions)
	FY2015 (For the year ended March 31, 2015)	FY2016 (For the year ended March 31, 2016)
Cash flows from operating activities:
Net income	2,307,904	2,434,211
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,409,075	1,625,837
Provision for doubtful accounts and credit losses	78,969	159,265
Pension and severance costs, less payments	(3,161)	8,833
Losses on disposal of fixed assets	31,625	33,329
Unrealized losses on available-for-sale securities, net	2,578	9,272
Deferred income taxes	(26,887)	32,889
Equity in earnings of affiliated companies	(308,545)	(329,099)
Changes in operating assets and liabilities, and other	194,195	486,320

Net cash provided by operating activities	3,685,753	4,460,857

Cash flows from investing activities:
Additions to finance receivables	(13,126,596)	(13,549,278)
Collection of and proceeds from sales of finance receivables	12,450,388	13,115,854
Additions to fixed assets excluding equipment leased to others	(1,146,318)	(1,282,545)
Additions to equipment leased to others	(2,211,250)	(2,776,671)
Proceeds from sales of fixed assets excluding equipment leased to others	41,547	42,147
Proceeds from sales of equipment leased to others	803,423	1,111,727
Purchases of marketable securities and security investments	(3,194,294)	(2,197,477)
Proceeds from sales of and maturity of marketable securities and security investments	2,683,001	3,415,815
Changes in investments and other assets, and other	(113,391)	(1,062,116)

Net cash used in investing activities	(3,813,490)	(3,182,544)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	5,029,018	4,845,872
Payments of long-term debt	(3,462,237)	(4,176,202)
Decrease in short-term borrowings	(288,724)	(10,903)
Proceeds from issuance of class shares	—	474,917
Dividends paid to Toyota Motor Corporation class shareholders	—	(1,225)
Dividends paid to Toyota Motor Corporation common shareholders	(554,933)	(704,728)
Dividends paid to noncontrolling interests	(69,295)	(73,129)
Reissuance (repurchase) of treasury stock	(347,784)	(778,173)

Net cash provided by (used in) financing activities	306,045	(423,571)

Effect of exchange rate changes on cash and cash equivalents	65,079	(199,871)

Net increase in cash and cash equivalents	243,387	654,871

Cash and cash equivalents at beginning of year	2,041,170	2,284,557

Cash and cash equivalents at end of year	2,284,557	2,939,428

Note:

In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(5) Going Concern Assumption

None

(6) Summary of Significant Accounting Policies

“Summary of Significant Accounting Policies” has been omitted, as there were no significant changes from the most recent Securities Report (filed on June 24, 2015). Changes in accounting principles, procedures, and disclosures for consolidated financial statements by newly issued accounting pronouncements are set forth below.

In April 2014, the Financial Accounting Standards Board issued updated guidance on reporting discontinued operations and disclosures of disposals of components of an entity. Under the new guidance, only disposals that represent a strategic shift and that have (or will have) a major effect on an entity’s operations and financial results should be presented as discontinued operations. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2015. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(7) Segment Information

(i) Segment Operating Results and Assets

FY2015 (As of and for the year ended March 31, 2015)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	25,006,224	1,621,685	606,612	—	27,234,521
Inter-segment sales and transfers	55,905	39,464	649,179	(744,548)	—

Total	25,062,129	1,661,149	1,255,791	(744,548)	27,234,521

Operating expenses	22,736,819	1,299,316	1,190,141	(742,319)	24,483,957

Operating income	2,325,310	361,833	65,650	(2,229)	2,750,564

Assets	15,897,022	22,378,941	1,889,433	7,564,434	47,729,830

Investment in equity method investees	2,588,127	8,801	10,000	84,294	2,691,222

Depreciation expenses	819,280	564,619	25,176	—	1,409,075

Capital expenditure	1,262,670	2,086,481	39,503	(31,086)	3,357,568

FY2016 (As of and for the year ended March 31, 2016)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	25,923,813	1,854,007	625,298	—	28,403,118
Inter-segment sales and transfers	53,603	42,217	552,089	(647,909)	—

Total	25,977,416	1,896,224	1,177,387	(647,909)	28,403,118

Operating expenses	23,528,418	1,556,998	1,110,880	(647,149)	25,549,147

Operating income	2,448,998	339,226	66,507	(760)	2,853,971

Assets	15,621,757	21,709,010	1,917,148	8,179,682	47,427,597

Investment in equity method investees	2,532,644	9,168	10,801	78,776	2,631,389

Depreciation expenses	900,434	697,991	27,412	—	1,625,837

Capital expenditure	1,389,289	2,638,111	41,826	(10,010)	4,059,216

Note:

Unallocated corporate assets included under “Inter-segment Elimination and/or Unallocated Amount” for FY2015 and FY2016 are 8,742,168 million yen and 9,369,868 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(ii) Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

Consolidated Balance Sheets as Classified into Non-Financial Services Business and Financial Services Business

	(Yen in millions)
	FY2015 (March 31, 2015)	FY2016 (March 31, 2016)	Increase (Decrease)
Assets
(Non-financial services)
Current assets:
Cash and cash equivalents	1,680,994	2,318,152	637,158
Marketable securities	2,251,581	1,210,427	(1,041,154)
Trade accounts and notes receivable, less allowance for doubtful accounts	2,178,984	2,089,216	(89,768)
Inventories	2,137,021	2,061,113	(75,908)
Prepaid expenses and other current assets	1,898,558	3,341,150	1,442,592

Total current assets	10,147,138	11,020,058	872,920

Investments and other assets	10,765,747	10,204,760	(560,987)
Property, plant and equipment	5,346,553	5,426,247	79,694

Total assets	26,259,438	26,651,065	391,627

(Financial services)
Current assets:
Cash and cash equivalents	603,563	621,276	17,713
Marketable securities	530,518	300,962	(229,556)
Finance receivables, net	6,269,862	5,912,684	(357,178)
Prepaid expenses and other current assets	1,007,249	895,257	(111,992)

Total current assets	8,411,192	7,730,179	(681,013)

Noncurrent finance receivables, net	9,202,531	8,642,947	(559,584)
Investments and other assets	816,052	1,021,714	205,662
Property, plant and equipment	3,949,166	4,314,170	365,004

Total assets	22,378,941	21,709,010	(669,931)

(Elimination)
Elimination of assets	(908,549)	(932,478)	(23,929)

(Consolidated)
Total assets	47,729,830	47,427,597	(302,233)

Note: Assets in the non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Yen in millions)
	FY2015 (March 31, 2015)	FY2016 (March 31, 2016)	Increase (Decrease)
Liabilities
(Non-financial services)
Current liabilities:
Short-term borrowings	567,566	586,685	19,119
Current portion of long-term debt	116,496	117,484	988
Accounts payable	2,372,354	2,356,355	(15,999)
Accrued expenses	2,567,998	2,640,128	72,130
Income taxes payable	338,680	334,490	(4,190)
Other current liabilities	1,437,114	1,527,024	89,910

Total current liabilities	7,400,208	7,562,166	161,958

Long-term liabilities:
Long-term debt	564,746	584,793	20,047
Accrued pension and severance costs	866,930	891,405	24,475
Other long-term liabilities	1,872,881	1,690,460	(182,421)

Total long-term liabilities	3,304,557	3,166,658	(137,899)

Total liabilities	10,704,765	10,728,824	24,059

(Financial services)
Current liabilities:
Short-term borrowings	4,849,826	4,418,483	(431,343)
Current portion of long-term debt	3,830,413	3,715,195	(115,218)
Accounts payable	45,195	40,094	(5,101)
Accrued expenses	116,868	109,246	(7,622)
Income taxes payable	10,106	8,835	(1,271)
Other current liabilities	802,666	814,298	11,632

Total current liabilities	9,655,074	9,106,151	(548,923)

Long-term liabilities:
Long-term debt	9,526,991	9,343,632	(183,359)
Accrued pension and severance costs	13,363	13,506	143
Other long-term liabilities	1,091,616	1,081,789	(9,827)

Total long-term liabilities	10,631,970	10,438,927	(193,043)

Total liabilities	20,287,044	19,545,078	(741,966)

(Elimination) Elimination of liabilities	(909,308)	(934,491)	(25,183)

(Consolidated) Total liabilities	30,082,501	29,339,411	(743,090)

(Consolidated) Mezzanine equity	—	479,779	479,779

Shareholders’ equity
(Consolidated) Total Toyota Motor Corporation shareholders’ equity	16,788,131	16,746,935	(41,196)

(Consolidated) Noncontrolling interests	859,198	861,472	2,274

(Consolidated) Total shareholders’ equity	17,647,329	17,608,407	(38,922)

(Consolidated) Total liabilities, mezzanine equity and shareholders’ equity	47,729,830	47,427,597	(302,233)

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Income as Classified into Non-Financial Services Business and Financial Services Business

	(Yen in millions)
	FY2015 (For the year ended March 31, 2015)	FY2016 (For the year ended March 31, 2016)	Increase (Decrease)
(Non-financial services)
Net revenues	25,643,508	26,581,102	937,594
Costs and expenses:	23,252,430	24,063,468	811,038
Cost of revenues	20,933,168	21,474,386	541,218
Selling, general and administrative	2,319,262	2,589,082	269,820

Operating income	2,391,078	2,517,634	126,556

Other income (expense), net	136,797	117,930	(18,867)

Income before income taxes and equity in earnings of affiliated companies	2,527,875	2,635,564	107,689

Provision for income taxes	763,445	752,248	(11,197)
Equity in earnings of affiliated companies	306,749	327,167	20,418

Net income	2,071,179	2,210,483	139,304

Less – Net income attributable to noncontrolling interests	(130,172)	(117,544)	12,628

Net income attributable to Toyota Motor Corporation	1,941,007	2,092,939	151,932

(Financial services)
Net revenues	1,661,149	1,896,224	235,075
Costs and expenses:	1,299,316	1,556,998	257,682
Cost of revenues	955,380	1,181,437	226,057
Selling, general and administrative	343,936	375,561	31,625

Operating income	361,833	339,226	(22,607)

Other income (expense), net	3,190	8,579	5,389

Income before income taxes and equity in earnings of affiliated companies	365,023	347,805	(17,218)

Provision for income taxes	130,049	126,319	(3,730)
Equity in earnings of affiliated companies	1,796	1,932	136

Net income	236,770	223,418	(13,352)

Less – Net income attributable to noncontrolling interests	(4,417)	(3,963)	454

Net income attributable to Toyota Motor Corporation	232,353	219,455	(12,898)

(Elimination)
Elimination of net income attributable to Toyota Motor Corporation	(22)	300	322

(Consolidated)
Net income attributable to Toyota Motor Corporation	2,173,338	2,312,694	139,356

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Cash Flows as Classified into Non-Financial Services Business and Financial Services Business

	(Yen in millions)
	FY2015 (For the year ended March 31, 2015)	FY2016 (For the year ended March 31, 2016)
(Non-financial services)
Cash flows from operating activities:
Net income	2,071,179	2,210,483
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	844,456	927,846
Provision for doubtful accounts	(1,598)	69,029
Pension and severance costs, less payments	(5,263)	8,300
Losses on disposal of fixed assets	31,601	33,293
Unrealized losses on available-for-sale securities, net	2,565	3,217
Deferred income taxes	(114,122)	(43,237)
Equity in earnings of affiliated companies	(306,749)	(327,167)
Changes in operating assets and liabilities, and other	356,269	386,529

Net cash provided by operating activities	2,878,338	3,268,293

Cash flows from investing activities:
Additions to fixed assets excluding equipment leased to others	(1,133,102)	(1,265,174)
Additions to equipment leased to others	(137,985)	(155,931)
Proceeds from sales of fixed assets excluding equipment leased to others	40,032	41,154
Proceeds from sales of equipment leased to others	40,878	60,989
Purchases of marketable securities and security investments	(2,530,591)	(1,302,965)
Proceeds from sales of and maturity of marketable securities and security investments	2,198,799	2,471,876
Changes in investments and other assets, and other	(114,094)	(1,371,368)

Net cash used in investing activities	(1,636,063)	(1,521,419)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	119,449	110,691
Payments of long-term debt	(100,627)	(71,758)
Increase (decrease) in short-term borrowings	(47,026)	75,990
Proceeds from issuance of class shares	—	474,917
Dividends paid to Toyota Motor Corporation class shareholders	—	(1,225)
Dividends paid to Toyota Motor Corporation common shareholders	(554,933)	(704,728)
Dividends paid to noncontrolling interests	(69,295)	(73,129)
Reissuance (repurchase) of treasury stock	(347,784)	(778,173)

Net cash used in financing activities	(1,000,216)	(967,415)

Effect of exchange rate changes on cash and cash equivalents	27,075	(142,301)

Net increase in cash and cash equivalents	269,134	637,158

Cash and cash equivalents at beginning of year	1,411,860	1,680,994

Cash and cash equivalents at end of year	1,680,994	2,318,152

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Yen in millions)
	FY2015 (For the year ended March 31, 2015)	FY2016 (For the year ended March 31, 2016)
(Financial services)
Cash flows from operating activities:
Net income	236,770	223,418
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	564,619	697,991
Provision for doubtful accounts and credit losses	80,567	90,236
Pension and severance costs, less payments	2,102	533
Losses on disposal of fixed assets	24	36
Unrealized losses on available-for-sale securities, net	13	6,055
Deferred income taxes	87,260	76,423
Equity in earnings of affiliated companies	(1,796)	(1,932)
Changes in operating assets and liabilities, and other	(191,791)	148,376

Net cash provided by operating activities	777,768	1,241,136

Cash flows from investing activities:
Additions to finance receivables	(22,325,159)	(23,399,113)
Collection of and proceeds from sales of finance receivables	21,668,847	22,918,132
Additions to fixed assets excluding equipment leased to others	(13,216)	(17,371)
Additions to equipment leased to others	(2,073,265)	(2,620,740)
Proceeds from sales of fixed assets excluding equipment leased to others	1,515	993
Proceeds from sales of equipment leased to others	762,545	1,050,738
Purchases of marketable securities and security investments	(663,703)	(894,512)
Proceeds from sales of and maturity of marketable securities and security investments	484,202	943,939
Changes in investments and other assets, and other	(9,669)	296,788

Net cash used in investing activities	(2,167,903)	(1,721,146)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	4,960,157	4,815,323
Payments of long-term debt	(3,373,842)	(4,127,178)
Decrease in short-term borrowings	(259,931)	(132,852)

Net cash provided by financing activities	1,326,384	555,293

Effect of exchange rate changes on cash and cash equivalents	38,004	(57,570)

Net increase (decrease) in cash and cash equivalents	(25,747)	17,713

Cash and cash equivalents at beginning of year	629,310	603,563

Cash and cash equivalents at end of year	603,563	621,276

(Consolidated)
Effect of exchange rate changes on cash and cash equivalents	65,079	(199,871)

Net increase in cash and cash equivalents	243,387	654,871

Cash and cash equivalents at beginning of year	2,041,170	2,284,557

Cash and cash equivalents at end of year	2,284,557	2,939,428

Note:

In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(iii) Geographic Information

FY2015 (As of and for the year ended March 31, 2015)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	8,338,881	9,430,450	2,690,803	4,531,178	2,243,209	—	27,234,521
Inter-segment sales and transfers	6,064,986	247,146	157,491	450,062	206,029	(7,125,714)	—

Total	14,403,867	9,677,596	2,848,294	4,981,240	2,449,238	(7,125,714)	27,234,521
Operating expenses	12,832,391	9,093,077	2,767,176	4,559,458	2,337,729	(7,105,874)	24,483,957

Operating income	1,571,476	584,519	81,118	421,782	111,509	(19,840)	2,750,564

Assets	14,466,432	16,961,700	2,640,054	4,753,850	2,903,474	6,004,320	47,729,830

FY2016 (As of and for the year ended March 31, 2016)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	8,588,437	10,822,772	2,507,292	4,475,623	2,008,994	—	28,403,118
Inter-segment sales and transfers	6,171,051	229,198	154,039	528,236	201,220	(7,283,744)	—

Total	14,759,488	11,051,970	2,661,331	5,003,859	2,210,214	(7,283,744)	28,403,118
Operating expenses	13,081,966	10,523,151	2,588,915	4,554,670	2,101,305	(7,300,860)	25,549,147

Operating income	1,677,522	528,819	72,416	449,189	108,909	17,116	2,853,971

Assets	14,291,434	16,622,979	2,612,210	4,415,700	2,579,113	6,906,161	47,427,597

Note:	1.

Unallocated corporate assets included under “Inter-segment Elimination and/or Unallocated Amount” for FY2015 and FY2016 are 8,742,168 million yen and 9,369,868 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.

	2.	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

(iv) Overseas Revenues by Destination

FY2015 (For the year ended March 31, 2015)

	(Yen in millions)
	North America	Europe	Asia	Other	Total
Overseas revenues	9,405,305	2,555,368	4,231,077	4,947,169	21,138,919

Consolidated revenues	—	—	—	—	27,234,521

Ratio of overseas revenues to consolidated revenues	34.5%	9.4%	15.5%	18.2%	77.6%

FY2016 (For the year ended March 31, 2016)
	(Yen in millions)
	North America	Europe	Asia	Other	Total
Overseas revenues	10,797,304	2,323,399	4,292,800	4,724,784	22,138,287

Consolidated revenues	—	—	—	—	28,403,118

Ratio of overseas revenues to consolidated revenues	38.0%	8.2%	15.1%	16.6%	77.9%

Note: “Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(8) Per Share Amounts

Basic and diluted net income attributable to Toyota Motor Corporation per common share for the years ended March 31, 2015 and 2016 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted-average common shares	Net income attributable to Toyota Motor Corporation per common share
For the year ended March 31, 2015
Basic net income attributable to Toyota Motor Corporation per common share	2,173,338	3,158,851	688.02
Effect of dilutive securities
Assumed exercise of dilutive stock options	(42)	1,578

Diluted net income attributable to Toyota Motor Corporation per common share	2,173,296	3,160,429	687.66

For the year ended March 31, 2016
Net income attributable to Toyota Motor Corporation	2,312,694
Accretion to Mezzanine equity	(3,638)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(2,449)

Basic net income attributable to Toyota Motor Corporation per common share	2,306,607	3,111,306	741.36
Effect of dilutive securities
Model AA Class Shares	6,087	32,429
Assumed exercise of dilutive stock options	(21)	1,212

Diluted net income attributable to Toyota Motor Corporation per common share	2,312,673	3,144,947	735.36

The following table shows Toyota Motor Corporation shareholders’ equity per share as of March 31, 2015 and 2016.

	Yen in millions	Thousands of shares	Yen
	Toyota Motor Corporation shareholders’ equity	Common shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation shareholders’ equity per share
As of March 31, 2015	16,788,131	3,146,814	5,334.96
As of March 31, 2016	16,746,935	3,037,676	5,513.08

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(9) Significant Subsequent Events

Suspension of operations on vehicle assembly lines in Japan

Due to parts shortages resulting from the Kumamoto Earthquake that struck Japan’s island of Kyushu in April 2016, production on vehicle assembly lines in Japan was suspended in stages starting on April 18, 2016 and production has been restarted in stages starting on April 25. It is uncertain how this suspension will affect Toyota’s financial results.

Repurchase of share

At the Meeting of the Board of Directors held on May 11, 2016, TMC resolved to repurchase the Common Shares pursuant to Article 156 of the Companies Act as applied to Article 165, Paragraph 3 of the Companies Act, as set forth below.

Reason for repurchasing shares -

To return capital to shareholders in addition to promoting capital efficiency and agile capital policy in view of the business environment.

Details of matters relating to repurchase -

Kind of stock to be repurchased	Common stock of TMC
Number of shares to be repurchased	100,000,000 shares (maximum)
Total purchase price for repurchase of shares	¥500,000 million (maximum)
Method of acquisition	Market purchase through a trust bank
Period of repurchase	From May 18, 2016 to November 17, 2016

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Unconsolidated financial information has been prepared in accordance with Japanese generally accepted accounting principles)

7.	Unconsolidated Financial Statements

(1) Balance Sheets

	(Yen in millions)
	FY2015 (March 31, 2015)	FY2016 (March 31, 2016)
Assets
Current assets
Cash and deposits	690,010	1,131,981
Trade accounts receivable	1,032,096	1,017,196
Marketable securities	2,255,294	2,333,446
Finished goods	163,971	176,510
Work in process	88,850	85,087
Raw materials and supplies	99,456	107,402
Short-term loans	634,476	940,579
Deferred tax assets	482,795	498,260
Others	578,071	672,355
Less – allowance for doubtful accounts	(24,500)	(49,300)

Total current assets	6,000,524	6,913,520

Fixed assets
Property, plant and equipment
Buildings, net	339,198	346,815
Structures, net	39,436	39,905
Machinery and equipment, net	184,320	236,103
Vehicle and delivery equipment, net	19,634	20,572
Tools, furniture and fixtures, net	78,409	86,049
Land	408,899	404,344
Construction in progress	102,666	129,314

Total property, plant and equipment	1,172,565	1,263,106

Investments and other assets
Investments in securities	5,713,142	5,689,154
Investments in subsidiaries and affiliates	2,004,286	1,992,030
Long-term loans	139,966	136,675
Others	98,737	110,223
Less – allowance for doubtful accounts	(600)	(4,500)

Total investments and other assets	7,955,533	7,923,583

Total fixed assets	9,128,099	9,186,689

Total assets	15,128,623	16,100,209

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Unconsolidated financial information has been prepared in accordance with Japanese generally accepted accounting principles)

	(Yen in millions)
	FY2015 (March 31, 2015)	FY2016 (March 31, 2016)
Liabilities
Current liabilities
Trade notes payable	96	47
Electronically recorded obligations-operating	254,586	220,156
Trade accounts payable	733,825	887,371
Short-term borrowings	20,000	20,000
Current portion of bonds	30,000	40,000
Other payables	410,186	563,286
Income taxes payable	196,284	213,746
Accrued expenses	1,251,677	1,359,286
Deposits received	639,278	629,348
Others	35,980	40,984

Total current liabilities	3,571,917	3,974,228

Long-term liabilities
Bonds	350,000	310,000
Allowance for retirement benefits	308,064	318,369
Deferred tax liabilities	494,305	390,298
Others	220,064	247,869

Total long-term liabilities	1,372,433	1,266,537

Total liabilities	4,944,351	5,240,766

Net assets
Shareholders’ equity
Common stock	397,049	635,401
Capital surplus
Capital reserve	416,970	655,322
Other capital surplus	—	—

Total capital surplus	416,970	655,322

Retained earnings
Legal reserve	99,454	99,454
Other retained earnings
Reserve for special depreciation	1,037	913
Reserve for reduction of acquisition cost of fixed assets	11,138	11,293
General reserve	6,340,926	6,340,926
Retained earnings carried forward	2,520,332	3,222,521

Total retained earnings	8,972,889	9,675,108

Less – treasury stock	(1,238,184)	(1,611,555)

Total shareholders’ equity	8,548,725	9,354,277

Valuation and translation adjustments
Net unrealized gains on other securities	1,632,613	1,503,605

Total valuation and translation adjustments	1,632,613	1,503,605

Stock acquisition rights	2,932	1,560

Total net assets	10,184,271	10,859,443

Total liabilities and net assets	15,128,623	16,100,209

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Unconsolidated financial information has been prepared in accordance with Japanese generally accepted accounting principles)

(2) Statements of Income

	(Yen in millions)
	FY2015 (April 1, 2014 through March 31, 2015)	FY2016 (April 1, 2015 through March 31, 2016)
Net revenues	11,209,414	11,585,822
Cost of sales	8,599,232	8,841,184

Gross profit	2,610,182	2,744,637

Selling, general and administrative expenses	1,339,518	1,342,511

Operating income	1,270,664	1,402,126

Non-operating income
Interest income	32,963	40,212
Dividend income	680,419	799,439
Others	203,313	127,006

Total non-operating income	916,696	966,658

Non-operating expenses
Interest expenses	6,744	6,531
Others	55,510	78,162

Total non-operating expenses	62,255	84,693

Ordinary income	2,125,104	2,284,091

Income before income taxes	2,125,104	2,284,091

Income taxes – current	436,700	486,500
Income taxes – deferred	(2,274)	(12,779)

Total income taxes	434,425	473,720

Net income	1,690,679	1,810,370

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Unconsolidated financial information has been prepared in accordance with Japanese generally accepted accounting principles)

(3) Changes in Net Assets

FY2015 (April 1, 2014 through March 31, 2015)

	(Yen in millions)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus		Other retained earnings
					Legal reserve	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve
Balance at the beginning of current period	397,049	416,970	1,622	418,592	99,454	1,240	10,714	6,340,926

Cumulative effects of changes in accounting policies
Restated balance	397,049	416,970	1,622	418,592	99,454	1,240	10,714	6,340,926
Changes of items during the period
Appropriation to reserve for special depreciation						173
Reversal of reserve for special depreciation						(377)
Appropriation to reserve for reduction of acquisition cost of fixed assets							537
Reversal of reserve for reduction of acquisition cost of fixed assets							(112)
Dividends paid
Net income
Repurchase of treasury stock
Reissuance of treasury stock			(124,224)	(124,224)
Retirement of treasury stock			(122,933)	(122,933)
Transfer to capital surplus from retained earnings			245,535	245,535
Net changes of items other than shareholders’ equity

Total changes of items during the period	—	—	(1,622)	(1,622)	—	(203)	424	—

Balance at the end of current period	397,049	416,970	—	416,970	99,454	1,037	11,138	6,340,926

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Unconsolidated financial information has been prepared in accordance with Japanese generally accepted accounting principles)

	(Yen in millions)
	Shareholders’ equity				Valuation and translation adjustments		Stock acquisition rights	Total net assets
	Retained earnings		Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Total valuation and translation adjustments
	Other retained earnings	Total retained earnings
	Retained earnings carried forward
Balance at the beginning of current period	1,676,049	8,128,385	(1,140,127)	7,803,900	1,110,016	1,110,016	6,522	8,920,439

Cumulative effects of changes in accounting policies	(45,706)	(45,706)		(45,706)				(45,706)
Restated balance	1,630,343	8,082,678	(1,140,127)	7,758,194	1,110,016	1,110,016	6,522	8,874,733
Changes of items during the period
Appropriation to reserve for special depreciation	(173)	—		—				—
Reversal of reserve for special depreciation	377	—		—				—
Appropriation to reserve for reduction of acquisition cost of fixed assets	(537)	—		—				—
Reversal of reserve for reduction of acquisition cost of fixed assets	112	—		—				—
Dividends paid	(554,932)	(554,932)		(554,932)				(554,932)
Net income	1,690,679	1,690,679		1,690,679				1,690,679
Repurchase of treasury stock			(359,872)	(359,872)				(359,872)
Reissuance of treasury stock			138,882	14,658				14,658
Retirement of treasury stock			122,933	—				—
Transfer to capital surplus from retained earnings	(245,535)	(245,535)		—				—
Net changes of items other than shareholders’ equity					522,597	522,597	(3,590)	519,007

Total changes of items during the period	889,989	890,210	(98,056)	790,531	522,597	522,597	(3,590)	1,309,538

Balance at the end of current period	2,520,332	8,972,889	(1,238,184)	8,548,725	1,632,613	1,632,613	2,932	10,184,271

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Unconsolidated financial information has been prepared in accordance with Japanese generally accepted accounting principles)

FY2016 (April 1, 2015 through March 31, 2016)

	(Yen in millions)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus		Other retained earnings
					Legal reserve	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve
Balance at the beginning of current period	397,049	416,970	—	416,970	99,454	1,037	11,138	6,340,926

Changes of items during the period
Appropriation to reserve for special depreciation						156
Reversal of reserve for special depreciation						(279)
Appropriation to reserve for reduction of acquisition cost of fixed assets							260
Reversal of reserve for reduction of acquisition cost of fixed assets							(106)
Issuance of new shares	238,351	238,351		238,351
Dividends paid
Net income
Repurchase of treasury stock
Reissuance of treasury stock			1,048	1,048
Retirement of treasury stock			(403,247)	(403,247)
Transfer to capital surplus from retained earnings			402,199	402,199
Net changes of items other than shareholders’ equity

Total changes of items during the period	238,351	238,351	—	238,351	—	(123)	154	—

Balance at the end of current period	635,401	655,322	—	655,322	99,454	913	11,293	6,340,926

TOYOTA MOTOR CORPORATION    FY2016 Financial Summary

(Unconsolidated financial information has been prepared in accordance with Japanese generally accepted accounting principles)

	(Yen in millions)
	Shareholders’ equity				Valuation and translation adjustments		Stock acquisition rights	Total net assets
	Retained earnings		Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Total valuation and translation adjustments
	Other retained earnings	Total retained earnings
	Retained earnings carried forward
Balance at the beginning of current period	2,520,332	8,972,889	(1,238,184)	8,548,725	1,632,613	1,632,613	2,932	10,184,271

Changes of items during the period
Appropriation to reserve for special depreciation	(156)	—		—				—
Reversal of reserve for special depreciation	279	—		—				—
Appropriation to reserve for reduction of acquisition cost of fixed assets	(260)	—		—				—
Reversal of reserve for reduction of acquisition cost of fixed assets	106	—		—				—
Issuance of new shares				476,703				476,703
Dividends paid	(705,952)	(705,952)		(705,952)				(705,952)
Net income	1,810,370	1,810,370		1,810,370				1,810,370
Repurchase of treasury stock			(781,133)	(781,133)				(781,133)
Reissuance of treasury stock			4,515	5,563				5,563
Retirement of treasury stock			403,247	—				—
Transfer to capital surplus from retained earnings	(402,199)	(402,199)		—				—
Net changes of items other than shareholders’ equity					(129,007)	(129,007)	(1,371)	(130,379)

Total changes of items during the period	702,188	702,219	(373,370)	805,551	(129,007)	(129,007)	(1,371)	675,171

Balance at the end of current period	3,222,521	9,675,108	(1,611,555)	9,354,277	1,503,605	1,503,605	1,560	10,859,443

(4) Going Concern Assumption

None